Cash Basis

Red Bay Coffee
Balance Sheet
As of December 31, 2014

	Dec 31, 14
ASSETS	
Current Assets	
Checking/Savings	
Chase 3095	1,931.73
Total Checking/Savings	1,931.73
Total Current Assets	1,931.73
Fixed Assets	
Equipment	6,751.10
Lease Hold Improvements	
Lease Hold Improvements-Origina	494.40
Total Lease Hold Improvements	494.40
Total Fixed Assets	7,245.50
TOTAL ASSETS	**9,177.23**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Business Loans	
Jean Luc Kayigire	7,400.00
Total Business Loans	7,400.00
Payroll Liabilities	20.99
Payroll Suspense	-5,148.22
Total Other Current Liabilities	2,272.77
Total Current Liabilities	2,272.77
Total Liabilities	2,272.77
Equity	
Capital Contribution	10,000.00
Members Equity	-4,470.77
Owner's Contribution	3,527.25
Owner's Distribution	-7,473.22
Net Income	5,321.20
Total Equity	6,904.46
TOTAL LIABILITIES & EQUITY	**9,177.23**

Red Bay Coffee
Profit & Loss
January through December 2014

Jan - Dec 14

Ordinary Income/Expense

Income

Sales	87,876.74
Total Income	87,876.74

Cost of Goods Sold

Coffee	23,474.66
Research	139.82
Roasting	4,175.00
Roasting Supplies	63.62
Supplies	5,055.88
Total COGS	32,908.98

Gross Profit	54,967.76

Expense

Auto and Truck Expenses

Fuel	162.00
Parking and Tolls	78.80
Repairs and Maintenance	28.32
Total Auto and Truck Expenses	269.12

Bank Service Charges	412.86
Business License and Permits	286.00
Computer and Internet Expenses	39.80
Donations	200.00
Equipment Rental	62.70
Insurance Expense	1,042.40
Meals and Entertainment	1,214.05
Office Expense	1,478.67
Office Supplies	116.56

Payroll Expenses

Employer Taxes	1,959.84
Payroll Fees	116.00
Payroll Salary	20,769.24
Reimbursements	-2,574.11
Total Payroll Expenses	20,270.97

Postage and Delivery	329.16
Printing and Reproduction	604.66

Professional Fees

Accounting	75.00
Outside Services	17,484.98
Website	80.00

Red Bay Coffee
Profit & Loss
January through December 2014

	Jan - Dec 14
Total Professional Fees	17,639.98
Repairs and Maintenance	714.68
Small Equipment	479.71
State Taxes	2,400.00
Travel Expense	2,052.62
Total Expense	49,613.94
Net Ordinary Income	5,353.82
Other Income/Expense	
Other Income	
Microdeposit	0.00
Total Other Income	0.00
Other Expense	
Ask My Accountant	32.62
Total Other Expense	32.62
Net Other Income	-32.62
Net Income	5,321.20